Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT SIGNS OPTION AGREEMENT WITH SOQUEM TO CONSOLIDATE OWNERSHIP OF MONIQUE PROPERTY; PROVIDES PROJECT UPDATE

MONTREAL, Quebec, Canada, December 22, 2010 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Company”) is pleased to announce that it has entered into an option agreement (the “Agreement”) with SOQUEM Inc. (“SOQUEM”) to acquire the remaining 19% interest of the Monique property (the “Property”).

Terms of the option agreement:

  Richmont paid SOQUEM an amount of CAN$350,000 upon signing the Agreement;

  Richmont has undertaken to complete exploration work on the Property in the amount of CAN$400,000 on or before February 28, 2011;

  Once the conditions of the Agreement are met, SOQUEM will become the beneficiary of a 0.38% NSR (Net Smelter Return) royalty.

Martin Rivard, President and CEO of Richmont Mines, commented: “We are pleased to announce that we have signed an option agreement with SOQUEM that will enable us to increase our ownership of the Monique property to 100%, giving Richmont more flexibility over the future development of this asset. We plan to complete 5,500 metres of definition drilling in the first quarter of 2011.”

Transaction details

Under terms of the option agreement with SOQUEM, Richmont paid an amount of CAN$350,000 upon signing the Agreement, and has undertaken to complete exploration work in the amount of CAN$400,000 on or before February 28, 2011, in order to acquire the residual 19% interest of the Monique property. Richmont anticipates that a minimum of CAN$200,000 will have been spent on December 31, 2010. Once the required exploration work has been completed and accepted by SOQUEM, Richmont will have successfully met the option agreement conditions, and will therefore assume ownership of SOQUEM’S residual 19% interest of the Monique property. In the event that the amount of CAN$400,000 is not spent within the required timeframe detailed above, Richmont may, at its discretion, remit the outstanding amount directly to SOQUEM, thereby enabling the Company to meet all of the conditions set out in the Agreement.

Terms of the agreement also stipulate that Richmont, upon acquiring SOQUEM’s interest, will grant a 0.38% NSR (Net Smelter Return) royalty to SOQUEM in the event that the property reaches commercial production. Similarly, Richmont has agreed to assume 100% of royalty obligations (versus 81% previously) that exist on 8 out of the property’s 18 claims, once Richmont has successfully earned 100% ownership of the property. These royalties, payable to Exploration Concorde Ltd., are equal to 5% NPI (Net Profit Interest).

Exploration program update

Last September Richmont announced that it would begin exploration work on the Monique property. Condemnation drilling began last November, while definition drilling of the G and J Zones has been delayed until January 2011 in order to allow the surface to freeze in the area where work is planned. The program will include approximately 35 holes that will range between 80 and 215 metres in length. Initial drilling results are anticipated at the end of the first quarter of 2011.

RICHMONT SIGNS OPTION AGREEMENT WITH SOQUEM TO CONSOLIDATE OWNERSHIP OF MONIQUE PROPERTY; PROVIDES PROJECT UPDATE
December 22, 2010

Additional details about the Monique property

Gold mineralization on the Monique property is mainly associated with three deformation zones that cross the property with an orientation of 280° and a 75° - 80° dip to the north. Gold mineralization is defined by a network of quartz/tourmaline/carbonate veins and veinlets, measuring 1 cm - 10 cm, with disseminated sulphides in the altered wall rocks. Free gold is observed frequently in the veins. A total of 12 gold zones have been observed on the property over the years, the most promising being the G and J Zones, and the A and B Zones. Several notable gold intersections (historic values) have been cut in the G Zone, namely: 5.13 g/t Au over 12.39 metres in hole 20-2 and 3.62 g/t Au over 18.05 metres in hole 23-1 (true thickness). This historical data is not considered to be compliant with Regulation 43-101.

Located 25 km east of Val-d'Or, Quebec, in the heart of the Abitibi gold mining district, the Monique property covers an area of 5.39 km2 (539) hectares. The property is located approximately 10 km east of the Beaufor Mine and 50 km from the Company's Camflo Mill.

About Richmont Mines Inc.
Richmont Mines has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

About SOQUEM Inc.
SOQUEM is a wholly owned subsidiary of the Société générale de financement du Québec (“SGF”). SGF is an industrial and financial holding corporation of the Quebec government. Its mission is to carry out economic development projects, particularly in the industrial sector, in cooperation with partners, and in compliance with accepted profitability requirements and the economic development policy of the Government of Quebec.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Regulation 43-101
This press release was reviewed by Mr. Daniel Adam, Geo., Ph.D., Exploration Manager, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Ian Bolduc
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 224
E-mail: jaitken@richmont-mines.com	E-mail: ian.bolduc@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web	Site: www.richmont-mines.com